Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) hereby announces that on 5 February 2010, share options (the “Options”) to subscribe for shares of HK$0.10 each in the capital of the Company (the “Shares”) were granted by the Company under its share option scheme adopted on 23 December 2002 to Mr. Yeung Chu Kwong, William (“Mr. Yeung”), an Executive Director and Chief Executive Officer of the Company, subject to Mr. Yeung’s acceptance of the Options, with details as follows:

Date of grant	:	5 February 2010
Exercise Price of Options granted	:
HK$4.24 per Share, which
represents the highest of (i)
the closing price of the
Share on the date of grant;
(ii) the average closing
price of the Share of HK$4.24
for 5 trading days
immediately preceding the
date of grant; and (iii) the
normal value of the Share

Number of Shares underlying the Options	:	6,000,000 Shares
Closing price of the Share on the date of grant	:	HK$4.13 per Share
Validity period of the Options	:	The Options are valid for a period of 10 years from 5 February 2010 to 4 February 2020 (both days inclusive)
Vesting date of the Options	:	The Options will vest on 19 November 2015 subject to the achievement of the certain performance targets as determined by the Board

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 5 February 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.